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Press Release                           Source: Golden Goliath Resources Ltd.

Contract Signed, Major Drill Program to begin at Las Bolas / Los Hilos

Vancouver, Canada, June 21, 2010

Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTHF)

For immediate release.

The Company is pleased to announce that is has signed a minimum 4,000 metre diamond drilling contract for its 100% owned Las Bolas / Los Hilos property located in the Uruachic mining district in northwestern Mexico.  The contractor is currently preparing to mobilize their equipment to the site.

Recent work, in preparation for this drilling program has been focused on the three main Las Bolas northeast trends (which host the Las Bolas working itself as well as other important workings such as Gambusino, Frijolar, Corazon and Guadalupana), as well as the newly discovered, north-south Filo de Oro trend, which hosts the Los Hilos West, Palo Dulce, Mosca de Plata, La Plomosa and Los Hilos East workings. The upcoming drilling program is being designed to accomplish several objectives; to significantly increase the existing inferred resource, to substantiate the previously estimated potential target of the 12 known vein systems in the western portion of the property, to start to define a resource in and around the high grade Los Hilos workings and evaluate at depth the rapidly developing open pit potential of the Filo de Oro trend.

Based on the Company's work, Filo de Oro has two components. A large surface zone that may be over 1,120 metres in length, from 200 to 440 metres in width and approximately 230 metres thick which overlies near-vertical high-grade-vein feeder zones that are beneath and cut through the surface zone.  The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends.  These three east west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas Mine workings which were the focus of the NI 43-101 report completed last fall.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo.  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico.  Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Corporate Office – Canada

Corporate Office – Mexico

Suite 711, 675 West Hastings Street,

Col San Felipe

Vancouver, BC, Canada  V6B 1N2

31240 Chihuahua, Chih.

Telephone: 604-682-2950

Tel/FAX: 011-52-614-414-6226

Facsimili: 604-685-3764

e-mail: jps@goldengoliath.com